SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: May 17, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐                    Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐                     No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 17, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 17, 2005

IVANHOE TO FORM FALCON™ EXPLORATION JOINT VENTURE
WITH WORLD’S LARGEST MINING COMPANY
ON 28,000 SQUARE KILOMETRES IN MONGOLIA’S SOUTH GOBI REGION

ULAANBAATAR, MONGOLIA — Ivanhoe Mines Deputy Chairman Edward Flood announced today that the company has agreed to form a joint-venture partnership with BHP Billiton to use BHP Billiton’s proprietary Falcon™ airborne gravity gradiometer system to explore approximately 28,000 square kilometres of Ivanhoe’s non-core exploration ground in southern Mongolia. The new Ivanhoe–BHP Billiton joint-venture, called the Falcon Gobi Project, provides BHP Billiton the right to earn up to 50% of all minerals found on the project, other than coal, by spending US $8million in exploration costs.

The Falcon Gobi Project covers approximately 22% of Ivanhoe’s land holdings in this region. Ivanhoe’s advanced exploration and development-stage projects — Oyu Tolgoi, Kharmagtai, Yellow Hills and Bronze Fox — are not included in the Falcon Gobi Project.

Under the terms of the agreement, and subject to the execution of the definitive Option and Joint-Venture agreements, BHP Billiton will use its proprietary Falcon system and solely fund a major geophysical survey of a minimum of 30,000 line kilometres over the whole or selected parts of the Falcon Gobi Project. BHP Billiton expects to complete its Falcon survey before December 31, 2006. BHP Billiton will fund all aspects of the survey; inclusive of mobilization, as well as processing and interpretation, using the most advanced and proprietary techniques. Following BHP Billiton’s vesting in the project, a 50/50 joint venture will be established between BHP Billiton and Ivanhoe, and the parties will contribute all further exploration and development costs on a pro-rata basis.

“This joint venture provides Ivanhoe with access to BHP Billiton’s state-of-the art Falcon airborne technology to quickly evaluate a significant portion of our exploration ground in the South Gobi that is not amenable to conventional exploration techniques,” said Mr. Flood.

Falcon is an airborne gravity gradiometer that measures minute changes in the earth’s gravity. This technology gives BHP Billiton a competitive advantage in the search for mineral and hydrocarbon deposits and has helped in the resource evaluation of some major operations, such as the Ekati Diamond Mine in Northwest Territories, Canada, and the Cannington Silver and Lead Mine in Queensland, Australia. This competitive advantage is backed by BHP Billiton’s exclusivity on the technology coupled with its unique value-added processing and interpretation capabilities.

Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project in Mongolia and owns or controls exploration rights covering approximately 130,000 square kilometres in central and southern Mongolia, where additional copper-gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

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Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.

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